UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

REMY INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

759663107

(CUSIP Number)

H Partners Management, LLC

888 Seventh Ave.

29th Floor

New York, NY 10019

Attn: Rehan Jaffer

(212) 265-4200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759663107

(1)	Name of reporting persons H Partners Management, LLC
(2)	Check the appropriate box if a member of a group (a) (b) x
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,801,264
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,801,264
(11)	Aggregate amount beneficially owned by each reporting person 2,801,264
(12)	Check box if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 8.75%*
(14)	Type of reporting person OO

* The percentages reported in this Schedule 13D are based upon 32,000,000 shares outstanding as of September 9, 2014 (according to form 8-K filed by the issuer on September 9, 2014).

CUSIP No. 759663107

(1)	Name of reporting persons H Partners, LP
(2)	Check the appropriate box if a member of a group (a) (b) x
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,682,664
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,682,664
(11)	Aggregate amount beneficially owned by each reporting person 1,682,664
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ¨
(13)	Percent of class represented by amount in Row (11) 5.26%*
(14)	Type of reporting person PN

* The percentages reported in this Schedule 13D are based upon 32,000,000 shares outstanding as of September 9, 2014 (according to form 8-K filed by the issuer on September 9, 2014).

CUSIP No. 759663107

(1)	Name of reporting persons H Partners Capital, LLC
(2)	Check the appropriate box if a member of a group (a) (b) x
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,682,664
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,682,664
(11)	Aggregate amount beneficially owned by each reporting person 1,682,664
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ¨
(13)	Percent of class represented by amount in Row (11) 5.26%*
(14)	Type of reporting person PN

* The percentages reported in this Schedule 13D are based upon 32,000,000 shares outstanding as of September 9, 2014 (according to form 8-K filed by the issuer on September 9, 2014).

CUSIP No. 759663107

(1)	Name of reporting persons Rehan Jaffer
(2)	Check the appropriate box if a member of a group* (a) ¨ (b) x
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,801,264
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,801,264
(11)	Aggregate amount beneficially owned by each reporting person 2,801,264
(12)	Check box if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 8.75%*
(14)	Type of reporting person IN

* The percentages reported in this Schedule 13D are based upon 32,000,000 shares outstanding as of September 9, 2014 (according to form 8-K filed by the issuer on September 9, 2014).

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $0.00001 par value per share of Remy International, Inc., (the “Issuer”) having a principal place of business at 600 Corporation Drive, Pendleton, Indiana, 46064.

Item 2. Identity and Background

(a)– (c) and (f). This statement is being filed jointly by H Partners Management, LLC, a Delaware limited liability company (“H Partners Management”), H Partners, LP (the “Partnership”), a Delaware limited partnership, H Partners Capital, LLC, a Delaware limited liability company (“H Partners Capital”), and Rehan Jaffer, a United States citizen (collectively with H Partners Management and the Partnership, the “Reporting Persons”). H Partners Management is an independent investment management firm.

The principal business address of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York, 10019.

Rehan Jaffer is managing member of H Partners Management, and H Partners Capital. H Partners Capital is the general partner of the Partnership.

(d) Rehan Jaffer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the Shares came from the working capital of the Partnership over which Rehan Jaffer, through his role at H Partners Management, exercises investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4. Purpose of Transaction

The Shares covered by this Schedule 13D were acquired by the Reporting Persons for investment purposes in the ordinary course of business. The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons concerning the Issuer’s business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, H Partners Management may be deemed to beneficially own 2,801,264 Shares of the Issuer, comprising approximately 8.75% of the outstanding Shares of the Issuer, based on 32,000,000 Shares outstanding as reported in the Issuer’s form 8-K filed on September 9, 2014.

As of the date hereof, the Partnership may be deemed to beneficially own 1,682,664 Shares of the Issuer, comprising approximately 5.26% of the outstanding Shares of the Issuer, based on 32,000,000 Shares outstanding as reported in the Issuer’s form 8-K filed on September 9, 2014.

As of the date hereof, H Partners Capital may be deemed to beneficially own 1,682,664 Shares of the Issuer, comprising approximately 5.26% of the outstanding Shares of the Issuer, based on 32,000,000 Shares outstanding as reported in the Issuer’s form 8-K filed on September 9, 2014.

As of the date hereof, Rehan Jaffer may be deemed to beneficially own 2,801,264 Shares of the Issuer, comprising approximately 8.75% of the outstanding Shares of the Issuer, based on 32,000,000 Shares outstanding as reported in the Issuer’s form 8-K filed on September 9, 2014.

Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

(b) The Reporting Persons have shared dispositive and voting power over the Shares reported on this Schedule 13D.

(c) The Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

[SIGNATURES ON THE FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2014

H Partners Management, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners, LP By: H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

Rehan Jaffer

By:	/s/ Rehan Jaffer
Name/Title: Rehan Jaffer